                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                    FORM 11-K

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

For the Fiscal Year Ended December 31, 1998

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                 to
                               ---------------    -----------------

COMMISSION FILE NUMBER 1-3187


A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                         HOUSTON INDUSTRIES INCORPORATED

                                  SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          RELIANT ENERGY, INCORPORATED

                   (FORMERLY HOUSTON INDUSTRIES INCORPORATED)

                              1111 LOUISIANA STREET
                              HOUSTON, TEXAS 77002

                                TABLE OF CONTENTS

Independent Auditors' Report                                                                            Page  1

Financial Statements:

         Statement of Net Assets Available for Benefits, December 31, 1998                              Page  2

         Statement of Net Assets Available for Benefits, December 31, 1997                              Page  3

         Statement of Changes in Net Assets Available for Benefits for the
         Year Ended December 31, 1998                                                                   Page  4

         Statement of Changes in Net Assets Available for Benefits for the
         Year Ended December 31, 1997                                                                   Page  5

         Notes to Financial Statements for the Years Ended
         December 31, 1998 and 1997                                                                     Page  6

Supplemental Schedules:

         Supplemental Schedule of Investments, December 31, 1998
         (Item 27a)                                                                                     Page 14

         Supplemental Schedule of 5% Reportable Transactions for the Year
         Ended December 31, 1998 (Item 27d)                                                             Page 15



         Pursuant to Item 4 of Form 11-K, the financial statements and schedules referred to above have been prepared in accordance with regulations of the Employee Retirement Income Security Act of 1974.

                          INDEPENDENT AUDITORS' REPORT

Houston Industries Incorporated Savings Plan:

We have audited the accompanying statements of net assets for benefits of the Houston Industries Incorporated Savings Plan (the "Plan") as of December 31, 1998 and 1997 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of the individual funds. These supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.






Houston, Texas
June 18, 1999

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1998

                                                                PARTICIPANT INVESTMENT FUNDS
                             --------------------------------------------------------------------------------------------
                                COMPANY                        CAPITAL        GROWTH &
                                COMMON        ALLOCATED      APPRECIATION      INCOME      INTERNATIONAL
                                 STOCK          ESOP           EQUITY          EQUITY         EQUITY         BALANCED
                                 FUND           FUND            FUND            FUND           FUND            FUND
                             -------------- --------------  --------------  -------------- --------------  --------------
ASSETS

INVESTMENTS

   Common stock              $ 421,383,721  $ 166,000,476
   Mutual funds                                              $ 93,798,186    $ 97,609,045   $ 27,798,438    $ 19,586,842
   Cash and cash equivalents     4,287,875      3,078,722                                                     17,501,426
   Other assets
                             -------------- --------------  --------------  -------------- --------------  --------------

   TOTAL                       425,671,596    169,079,198      93,798,186      97,609,045     27,798,438      37,088,268
                             -------------  -------------    ------------    ------------   ------------    ------------

RECEIVABLES

   Dividends and Interest           20,890          9,971                                                         85,285
   Investment sales                                             1,929,049       1,906,785
   Contributions
    Employer                                      137,591
    Participant                    304,731                         58,238         193,457         24,903          74,771
                             -------------- --------------  --------------  -------------- --------------  --------------

   TOTAL                           325,621        147,562       1,987,287       2,100,242         24,903         160,056
                             -------------  -------------    ------------    ------------   ------------    ------------

TOTAL ASSETS                   425,997,217    169,226,760      95,785,473      99,709,287     27,823,341      37,248,324
                             -------------  -------------    ------------    ------------   ------------    ------------

LIABILITIES

PAYABLES

   Administrative expenses          (4,386)        (1,976)         (1,211)         (1,327)          (654)           (741)
   Interest on ESOP loans
    from Company
   ESOP loans from Company
                             -------------  -------------    ------------    ------------   ------------    ------------

TOTAL LIABILITIES                   (4,386)        (1,976)         (1,211)         (1,327)          (654)           (741)
                             -------------  -------------    ------------    ------------   ------------    ------------

NET ASSETS AVAILABLE
FOR BENEFITS                 $ 425,992,831  $ 169,224,784    $ 95,784,262    $ 99,707,960   $ 27,822,687    $ 37,247,583
                             =============  =============    ============    ============   ============    ============

                                             PARTICIPANT INVESTMENT FUNDS
                             ------------------------------------------------------------
                                FIXED           MONEY        PARTICIPANT                    UNALLOCATED
                                INCOME          MARKET          LOAN                            ESOP
                                 FUND            FUND           FUND            TOTAL           FUND           TOTAL
                             --------------  -------------- --------------  --------------  -------------  --------------
ASSETS

INVESTMENTS

   Common stock                                                             $ 587,384,197   $ 375,166,865  $  962,551,062
   Mutual funds               $ 10,138,557                                    248,931,068                     248,931,068
   Cash and cash equivalents                  $ 33,088,908                     57,956,931      5,745,942       63,702,873
   Other assets                                              $ 31,229,646      31,229,646                      31,229,646
                             --------------  -------------- --------------  --------------  -------------  -------------

   TOTAL                        10,138,557      33,088,908     31,229,646     925,501,842    380,912,807    1,306,414,649
                              ------------    ------------   ------------   -------------   -------------  --------------

RECEIVABLES

   Dividends and Interest           53,286                                        169,432         15,494          184,926
   Investment sales                                148,064                      3,983,898                       3,983,898
   Contributions
    Employer                                                                      137,591                         137,591
    Participant                     35,072         176,899                        868,071                         868,071
                             --------------  -------------- --------------  --------------  -------------  --------------

   TOTAL                            88,358         324,963                      5,158,992         15,494        5,174,486
                              ------------    ------------   ------------   -------------   -------------  --------------

TOTAL ASSETS                    10,226,915      33,413,871     31,229,646     930,660,834    380,928,301    1,311,589,135
                              ------------    ------------   ------------   -------------   -------------  --------------

LIABILITIES

PAYABLES

   Administrative expenses            (496)           (706)                       (11,497)                        (11,497)
   Interest on ESOP loans
    from Company                                                                              (8,162,079)      (8,162,079)
   ESOP loans from Company                                                                  (240,431,715)    (240,431,715)
                              ------------    ------------   ------------   -------------   -------------  --------------

TOTAL LIABILITIES                     (496)           (706)                       (11,497)  (248,593,794)    (248,605,291)
                              ------------    ------------   ------------   -------------   -------------  --------------

NET ASSETS AVAILABLE
FOR BENEFITS                  $ 10,226,419    $ 33,413,165   $ 31,229,646   $ 930,649,337   $ 132,334,507  $1,062,983,844
                              ============    ============   ============   =============   =============  ==============

The accompanying notes are an integral part of these financial statements.

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN


                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31, 1997

                                                                  PARTICIPANT INVESTMENT FUNDS
                                 ----------------------------------------------------------------------------------------------
                                      COMPANY                               CAPITAL             GROWTH &
                                      COMMON             ALLOCATED        APPRECIATION           INCOME          INTERNATIONAL
                                      STOCK                ESOP              EQUITY              EQUITY             EQUITY
                                       FUND                FUND               FUND                FUND               FUND
                                 ---------------     ---------------     ---------------     ---------------    ---------------

ASSETS

INVESTMENTS

   Common stock                  $   338,664,722     $   125,867,057                --                  --                 --
   Mutual funds                             --                  --       $    76,615,551     $    93,016,707    $    25,659,496
   Cash and cash equivalents           2,003,994           1,039,573                --                  --                 --
   Other assets                             --                  --                  --                  --                 --
                                 ---------------     ---------------     ---------------     ---------------    ---------------

   TOTAL                             340,668,716         126,906,630          76,615,551          93,016,707         25,659,496
                                 ---------------     ---------------     ---------------     ---------------    ---------------


RECEIVABLES

   Dividends and Interest              4,754,337           1,796,895                --                  --                 --
   Investment sales                         --                  --                  --             1,818,574               --
   Contributions
    Employer                                --               262,752                --                  --                 --
    Participant                          108,896                --               127,140             143,754             54,336
                                 ---------------     ---------------     ---------------     ---------------    ---------------

   TOTAL                               4,863,233           2,059,647             127,140           1,962,328             54,336
                                 ---------------     ---------------     ---------------     ---------------    ---------------

TOTAL ASSETS                         345,531,949         128,966,277          76,742,691          94,979,035         25,713,832
                                 ---------------     ---------------     ---------------     ---------------    ---------------

LIABILITIES

PAYABLES

   Administrative expenses                (5,895)             (2,407)             (1,720)             (2,041)              (835)
   Interest on ESOP loans
    from Company                            --                  --                  --                  --                 --
   ESOP loans from Company                  --                  --                  --                  --                 --
                                 ---------------     ---------------     ---------------     ---------------    ---------------

TOTAL LIABILITIES                         (5,895)             (2,407)             (1,720)             (2,041)              (835)
                                 ---------------     ---------------     ---------------     ---------------    ---------------

NET ASSETS AVAILABLE
FOR BENEFITS                     $   345,526,054     $   128,963,870     $    76,740,971     $    94,976,994    $    25,712,997
                                 ===============     ===============     ===============     ===============    ===============

                                                                  PARTICIPANT INVESTMENT FUNDS
                                 ------------------------------------------------------------------------------------------------

                                                        FIXED                MONEY             PARTICIPANT
                                    BALANCED            INCOME               MARKET                LOAN
                                      FUND               FUND                 FUND                 FUND                TOTAL
                                 ---------------    ---------------      ---------------      ---------------     ---------------
ASSETS

INVESTMENTS

   Common stock                             --                 --                   --                   --       $   464,531,779
   Mutual funds                  $    34,732,269    $     7,712,680                 --                   --           237,736,703
   Cash and cash equivalents                --                 --        $    28,962,593                 --            32,006,160
   Other assets                             --                 --                   --        $    30,437,985          30,437,985
                                 ---------------    ---------------      ---------------      ---------------     ---------------

   TOTAL                              34,732,269          7,712,680           28,962,593           30,437,985         764,712,627
                                 ---------------    ---------------      ---------------      ---------------     ---------------


RECEIVABLES

   Dividends and Interest                 91,650             41,191              141,577                 --             6,825,650
   Investment sales                         --                 --                   --                   --             1,818,574
   Contributions
    Employer                                --                 --                   --                   --               262,752
    Participant                           54,915             11,505               28,971                 --               529,517
                                 ---------------    ---------------      ---------------      ---------------     ---------------

   TOTAL                                 146,565             52,696              170,548                 --             9,436,493
                                 ---------------    ---------------      ---------------      ---------------     ---------------

TOTAL ASSETS                          34,878,834          7,765,376           29,133,141           30,437,985         774,149,120
                                 ---------------    ---------------      ---------------      ---------------     ---------------

LIABILITIES

PAYABLES

   Administrative expenses                  (990)              (513)                (908)                --               (15,309)
   Interest on ESOP loans
    from Company                            --                 --                   --                   --                  --
   ESOP loans from Company                  --                 --                   --                   --                  --
                                 ---------------    ---------------      ---------------      ---------------     ---------------

TOTAL LIABILITIES                           (990)              (513)                (908)                --               (15,309)
                                 ---------------    ---------------      ---------------      ---------------     ---------------

NET ASSETS AVAILABLE
FOR BENEFITS                     $    34,877,844    $     7,764,863      $    29,132,233      $    30,437,985     $   774,133,811
                                 ===============    ===============      ===============      ===============     ===============





                                     UNALLOCATED
                                        ESOP
                                        FUND                 TOTAL
                                   ---------------      ---------------
ASSETS

INVESTMENTS

   Common stock                    $   330,619,455      $   795,151,234
   Mutual funds                               --            237,736,703
   Cash and cash equivalents             4,671,858           36,678,018
   Other assets                               --             30,437,985
                                   ---------------      ---------------

   TOTAL                               335,291,313        1,100,003,940
                                   ---------------      ---------------


RECEIVABLES

   Dividends and Interest                4,611,125           11,436,775
   Investment sales                           --              1,818,574
   Contributions
    Employer                                  --                262,752
    Participant                               --                529,517
                                   ---------------      ---------------

   TOTAL                                 4,611,125           14,047,618
                                   ---------------      ---------------

TOTAL ASSETS                           339,902,438        1,114,051,558
                                   ---------------      ---------------

LIABILITIES

PAYABLES

   Administrative expenses                    --                (15,309)
   Interest on ESOP loans
    from Company                        (7,119,607)          (7,119,607)
   ESOP loans from Company            (248,301,638)        (248,301,638)
                                   ---------------      ---------------

TOTAL LIABILITIES                     (255,421,245)        (255,436,554)
                                   ---------------      ---------------

NET ASSETS AVAILABLE
FOR BENEFITS                       $    84,481,193      $   858,615,004
                                   ===============      ===============


The accompanying notes are an integral part of these financial statements.

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                         PARTICIPANT INVESTMENT FUNDS
                                                --------------------------------------------------------------------------------

                                                   COMPANY                                     CAPITAL              GROWTH &
                                                   COMMON               ALLOCATED           APPRECIATION             INCOME
                                                    STOCK                 ESOP                 EQUITY                EQUITY
                                                    FUND                  FUND                  FUND                  FUND
                                                -------------         -------------          ------------          ------------

INVESTMENT INCOME

   Dividends

     Common stock                               $  19,247,560          $  7,481,947
     Mutual funds                                                                            $  3,281,324          $  1,819,711

   Interest                                           176,233

   Net appreciation
     in fair value of investments                  65,340,475            25,296,573            15,108,354             5,419,492
                                                -------------         -------------          ------------          ------------

   TOTAL                                           84,764,268            32,778,520            18,389,678             7,239,203
                                                -------------         -------------          ------------          ------------

CONTRIBUTIONS

   Participant                                      8,592,157                                   6,502,380             7,518,707
   Employer
     Allocation of ESOP stock                                            13,879,078
     ESOP contribution
                                                -------------         -------------          ------------          ------------

   TOTAL                                            8,592,157            13,879,078             6,502,380             7,518,707
                                                -------------         -------------          ------------          ------------

Fund transfers, net                                 4,434,167              (323,098)           (2,814,305)           (5,512,655)

Administrative expenses                               (77,217)               (1,976)              (15,439)              (17,462)

Benefit payments                                  (17,246,598)           (6,071,610)           (3,019,023)           (4,496,827)

Interest on ESOP loans
                                                -------------         -------------          ------------          ------------

CHANGE IN NET ASSETS
   AVAILABLE FOR BENEFITS                          80,466,777            40,260,914            19,043,291             4,730,966

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS

     BEGINNING OF PERIOD                          345,526,054           128,963,870            76,740,971            94,976,994
                                                -------------         -------------          ------------          ------------

     END OF PERIOD                              $ 425,992,831         $ 169,224,784          $ 95,784,262          $ 99,707,960
                                                =============         =============          ============          ============


                                                                         PARTICIPANT INVESTMENT FUNDS
                                                ------------------------------------------------------------------------------


                                                INTERNATIONAL                                  FIXED                 MONEY
                                                   EQUITY               BALANCED               INCOME                MARKET
                                                    FUND                  FUND                  FUND                  FUND
                                                -------------         ------------          ------------          ------------
INVESTMENT INCOME

   Dividends

     Common stock
     Mutual funds                               $    755,511          $    536,913

   Interest                                                              1,029,987          $    541,399          $  1,706,672

   Net appreciation
     in fair value of investments                  2,467,397             1,289,386                11,452
                                                ------------          ------------          ------------          ------------

   TOTAL                                           3,222,908             2,856,286               552,851             1,706,672
                                                ------------          ------------          ------------          ------------

CONTRIBUTIONS

   Participant                                     2,684,418             2,582,958               512,336             1,199,367
   Employer
     Allocation of ESOP stock
     ESOP contribution
                                                ------------          ------------          ------------          ------------

   TOTAL                                           2,684,418             2,582,958               512,336             1,199,367
                                                ------------          ------------          ------------          ------------

Fund transfers, net                               (2,622,315)           (1,756,669)            2,217,004             5,586,210

Administrative expenses                               (8,042)               (9,272)               (5,649)               (8,485)

Benefit payments                                  (1,167,279)           (1,303,564)             (814,986)           (4,202,832)

Interest on ESOP loans
                                                ------------          ------------          ------------          ------------

CHANGE IN NET ASSETS
   AVAILABLE FOR BENEFITS                          2,109,690             2,369,739             2,461,556             4,280,932

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS

     BEGINNING OF PERIOD                          25,712,997            34,877,844             7,764,863            29,132,233
                                                ------------          ------------          ------------          ------------

     END OF PERIOD                              $ 27,822,687          $ 37,247,583          $ 10,226,419          $ 33,413,165
                                                ============          ============          ============          ============

                                               PARTICIPANT INVESTMENT FUNDS
                                             ----------------------------------


                                             PARTICIPANT                                  UNALLOCATED
                                                LOAN                                         ESOP
                                                FUND                   TOTAL                 FUND                  TOTAL
                                             ------------          -------------         -------------       ---------------
INVESTMENT INCOME

   Dividends

     Common stock                                                  $  26,729,507          $ 19,775,491          $ 46,504,998
     Mutual funds                                                      6,393,459                                   6,393,459

   Interest                                                            3,454,291                                   3,454,291

   Net appreciation
     in fair value of investments                                    114,933,129            53,831,321           168,764,450
                                             ------------          -------------         -------------       ---------------

   TOTAL                                                             151,510,386            73,606,812           225,117,198
                                             ------------          -------------         -------------       ---------------

CONTRIBUTIONS

   Participant                                                        29,592,323                                  29,592,323
   Employer
     Allocation of ESOP stock                                         13,879,078           (13,879,078)
     ESOP contribution                                                                      11,800,169            11,800,169
                                             ------------          -------------         -------------       ---------------

   TOTAL                                                              43,471,401            (2,078,909)           41,392,492
                                             ------------          -------------         -------------       ---------------

Fund transfers, net                               791,661

Administrative expenses                                                 (143,542)                                   (143,542)

Benefit payments                                                     (38,322,719)                                (38,322,719)

Interest on ESOP loans                                                                     (23,674,589)          (23,674,589)
                                             ------------          -------------         -------------       ---------------

CHANGE IN NET ASSETS
   AVAILABLE FOR BENEFITS                         791,661            156,515,526            47,853,314           204,368,840

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS

     BEGINNING OF PERIOD                       30,437,985            774,133,811            84,481,193           858,615,004
                                             ------------          -------------         -------------       ---------------

     END OF PERIOD                           $ 31,229,646          $ 930,649,337         $ 132,334,507       $ 1,062,983,844
                                             ============          =============         =============       ===============

                  The accompanying notes are an integral part
                         of these financial statements.

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997


                                                                         PARTICIPANT INVESTMENT FUNDS
                                                    -------------------------------------------------------------------------

                                                       COMPANY                                 CAPITAL            GROWTH &
                                                       COMMON             ALLOCATED         APPRECIATION           INCOME
                                                        STOCK               ESOP               EQUITY              EQUITY
                                                        FUND                FUND                FUND                FUND
                                                    -------------       -------------        ------------        ------------
INVESTMENT INCOME

   Dividends

    Common stock                                     $ 20,517,489         $ 7,644,282
    Mutual funds                                                                              $ 1,225,483         $ 3,003,484

   Interest

   Net appreciation
    in fair value of investments                       50,357,694          18,909,106          15,766,743          19,662,247
                                                    -------------       -------------        ------------        ------------

TOTAL                                                  70,875,183          26,553,388          16,992,226          22,665,731
                                                    -------------       -------------        ------------        ------------

CONTRIBUTIONS

   Participant                                          9,736,936                               6,505,232           7,031,322
   Employer
    Allocation of ESOP stock                                               15,664,412
    Cash                                                                      453,639
    ESOP Contribution
                                                    -------------       -------------        ------------        ------------

TOTAL                                                   9,736,936          16,118,051           6,505,232           7,031,322
                                                    -------------       -------------        ------------        ------------

Fund transfers, net                                   (21,121,233)           (283,653)          5,733,200          14,168,268

Administrative expenses                                   (92,166)               (753)            (18,815)            (22,094)

Transfer to STPNOC                                    (33,919,460)        (24,081,169)        (14,950,572)        (18,394,982)

Benefit payments                                      (21,692,518)         (7,297,304)         (3,568,486)         (5,683,308)

Interest on ESOP loans
                                                    -------------       -------------        ------------        ------------

CHANGE IN NET ASSETS
   AVAILABLE FOR BENEFITS                               3,786,742          11,008,560          10,692,785          19,764,937

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS

    BEGINNING OF PERIOD                               341,739,312         117,955,310          66,048,186          75,212,057
                                                    -------------       -------------        ------------        ------------

    END OF PERIOD                                   $ 345,526,054       $ 128,963,870        $ 76,740,971        $ 94,976,994
                                                    =============       =============        ============        ============


                                                                          PARTICIPANT INVESTMENT FUNDS
                                                     -------------------------------------------------------------------------


                                                     INTERNATIONAL                                FIXED               MONEY
                                                        EQUITY             BALANCED              INCOME              MARKET
                                                         FUND                FUND                 FUND                FUND
                                                     ------------        ------------          -----------        ------------
INVESTMENT INCOME

   Dividends

    Common stock
    Mutual funds                                        $ 175,869         $ 1,302,781            $ 484,565

   Interest                                                                                                        $ 1,763,644

   Net appreciation
    in fair value of investments                        2,103,474           3,782,020               46,129
                                                     ------------        ------------          -----------        ------------

TOTAL                                                   2,279,343           5,084,801              530,694           1,763,644
                                                     ------------        ------------          -----------        ------------

CONTRIBUTIONS

   Participant                                          2,944,829           2,826,070              577,443           1,871,287
   Employer
    Allocation of ESOP stock
    Cash
    ESOP Contribution
                                                     ------------        ------------          -----------        ------------

TOTAL                                                   2,944,829           2,826,070              577,443           1,871,287
                                                     ------------        ------------          -----------        ------------

Fund transfers, net                                       201,886            (766,298)             572,991             958,942

Administrative expenses                                    (9,986)            (11,310)              (5,827)            (10,644)

Transfer to STPNOC                                     (5,148,850)         (6,080,629)            (886,193)         (2,984,272)

Benefit payments                                       (1,238,233)         (2,168,287)            (944,489)         (5,728,034)
Interest on ESOP loans
                                                     ------------        ------------          -----------        ------------

CHANGE IN NET ASSETS
   AVAILABLE FOR BENEFITS                                (971,011)         (1,115,653)            (155,381)         (4,129,077)

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS

    BEGINNING OF PERIOD                                26,684,008          35,993,497            7,920,244          33,261,310
                                                     ------------        ------------          -----------        ------------

    END OF PERIOD                                    $ 25,712,997        $ 34,877,844          $ 7,764,863        $ 29,132,233
                                                     ============        ============          ===========        ============


                                                       PARTICIPANT INVESTMENT FUNDS
                                                     --------------------------------


                                                     PARTICIPANT                             UNALLOCATED
                                                        LOAN                                    ESOP
                                                        FUND                TOTAL               FUND                TOTAL
                                                     ------------       -------------        ------------       -------------
INVESTMENT INCOME

   Dividends

    Common stock                                                         $ 28,161,771        $ 19,260,588        $ 47,422,359
    Mutual funds                                                            6,192,182                               6,192,182

   Interest                                                                 1,763,644                               1,763,644

   Net appreciation
    in fair value of investments                                          110,627,413          49,289,685         159,917,098
                                                     ------------       -------------        ------------       -------------

TOTAL                                                                     146,745,010          68,550,273         215,295,283
                                                     ------------       -------------        ------------       -------------

CONTRIBUTIONS

   Participant                                                             31,493,119                              31,493,119
   Employer
    Allocation of ESOP stock                                               15,664,412         (15,664,412)
    Cash                                                                      453,639                                 453,639
    ESOP Contribution                                                                          19,431,067          19,431,067
                                                     ------------       -------------        ------------       -------------

TOTAL                                                                      47,611,170           3,766,655          51,377,825
                                                     ------------       -------------        ------------       -------------

Fund transfers, net                                       535,897

Administrative expenses                                                      (171,595)                               (171,595)

Transfer to STPNOC                                     (7,404,652)       (113,850,779)                           (113,850,779)

Benefit payments                                                          (48,320,659)                            (48,320,659)

Interest on ESOP loans                                                                        (24,986,977)        (24,986,977)
                                                     ------------       -------------        ------------       -------------

CHANGE IN NET ASSETS
   AVAILABLE FOR BENEFITS                              (6,868,755)         32,013,147          47,329,951          79,343,098

NET ASSETS AVAILABLE FOR
   PLAN BENEFITS

    BEGINNING OF PERIOD                                37,306,740         742,120,664          37,151,242         779,271,906
                                                     ------------       -------------        ------------       -------------

    END OF PERIOD                                    $ 30,437,985       $ 774,133,811        $ 84,481,193       $ 858,615,004
                                                     ============       =============        ============       =============


The accompanying notes are an integral part of these financial statements.

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

1.       ACCOUNTING POLICIES

         In accordance with the provisions of the Houston Industries Incorporated Savings Plan (the "Plan"), the financial records of the Plan are generally kept and the valuations of accounts of participating employees ("Participants") are determined on the accrual basis.

         The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value for securities listed on a national exchange is principally determined using the closing price on the New York Stock Exchange. Fair value for mutual funds is determined using net asset value.

         The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts as well as certain disclosures. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

         Certain 1997 balances have been reclassed to conform to the 1998 presentation.

2.       SUMMARY OF THE PLAN

         DESCRIPTION OF PLAN

         The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution plan covering all employees of Reliant Energy, Incorporated formerly Houston Industries Incorporated (the "Company") and each subsidiary of the Company that has adopted the Plan except (i) building trades workers under a construction industry collective bargaining agreement providing specifically for retirement benefit payments to be made thereunder for such building trades workers, (ii) leased employees, (iii) independent contractors. Employees on the payroll of Reliant Energy Resources Corp. or any of its divisions or subsidiaries are not covered by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         PARTICIPANT ACCOUNTS

         Each Participant's account is credited with the Participant's contributions and with allocations of the Company's contributions and Plan earnings. Each Participant's account is also charged with an allocation of administrative expenses. Allocations are based on Participant compensation or account balances, as defined. The benefit to which a Participant is entitled is the amount that can be provided from the Participant's vested accounts.

         INVESTMENT PROGRAM

         The Plan has seven investment funds (Funds), as follows:

         COMPANY COMMON STOCK FUND: Invested primarily in shares of common stock of the Company.

         CAPITAL APPRECIATION EQUITY FUND: Invested in a pool of stock mutual funds that have a goal of long-term growth with little emphasis on current income. The mutual funds seek to buy stocks of rapidly growing companies or companies with potential for above average growth, including small company and international stocks.

         GROWTH AND INCOME EQUITY FUND: Invested in a pool of stock mutual funds that have a goal of long-term growth and current income. The mutual funds buy stocks of growing companies and companies that have a history of paying dividends.

         INTERNATIONAL EQUITY FUND: Invested in a pool of international stock mutual funds that have a goal of long-term growth with little emphasis on current income. The mutual funds buy stocks of growing and established companies that have their principal business activities and interests outside of the United States and which show the potential for growth.

         BALANCED FUND: Invested in both stock and bond mutual funds. The Fund uses a bond mutual fund investing in high-quality bonds and stock mutual funds investing in a wide variety of companies.

         FIXED INCOME FUND: Invested in a fixed income mutual fund. The mutual fund invests in high-quality government and corporate bonds and other fixed income securities.

         MONEY MARKET FUND: Invested in a money market fund. The mutual fund invests in high-quality government and corporate fixed income securities with maturities of less than one year.

         Investments in the funds are assigned units of participation. The unit value of the funds are determined daily based upon the fair market value of the underlying net assets. The total units assigned to participants at December 31, 1998 were as follows:

                                                                            Market Value    Total Market
                              Fund                           Units            Per Unit         Value
                  --------------------------------        -------------     ------------    ------------
                  Company Common Stock Fund and
                  Allocated ESOP Fund                     32,345,071.13        18.4021      595,217,615
                  Capital Appreciation Equity Fund         4,923,685.86        19.4538       95,784,262
                  Growth and Income Equity Fund            5,498,414.37        18.1340       99,707,960
                  International Equity Fund                1,921,030.28        14.4832       27,822,687
                  Balanced Fund                            2,584,002.76        14.4147       37,247,583
                  Fixed Income Fund                          829,308.50        12.3313       10,226,419
                  Money Market Fund                        2,787,751.06        11.9857       33,413,165

         Pending the acquisition of an investment in an orderly manner for the Funds, the Trustee (as hereinafter defined) may temporarily hold funds uninvested or in short-term investments.

         The assets of the Plan are held in trust by The Northern Trust Company ("Trustee"). The Benefits Committee ("Committee"), appointed by the Board of Directors of the Company as the administrator of the Plan. The Committee retains an independent investment consultant to provide investment advice with respect to the Funds. The fees charged by the Trustee and the investment consultant are paid by the Trustee out of the Funds.

         A Participant has the right to direct the Trustee to invest his contributions, but not matching contributions made by the employer ("Employer Contributions"), in 1% increments in any or all of the Funds.

         All Employer Contributions to the Plan were invested in the ESOP (as hereinafter defined).

         EMPLOYEE STOCK OWNERSHIP PLAN

         The employee stock ownership component ("ESOP") of the Plan is a funding mechanism for a portion of the Employer Contributions to the Plan. In connection with the ESOP, the Company was party to an ESOP Trust Agreement between the Company and State Street Bank ("Prior ESOP Trustee"). The Prior ESOP Trustee purchased shares of the Company's common stock in open market transactions with funds provided by loans ("Loans") from the Company. The Prior ESOP Trustee completed the purchases of shares of the Company's common stock in December 1991 after purchasing 18,762,184 shares at a cost of approximately $350 million. At December 31, 1998 and 1997, the balance of the Loans was approximately $240 million and $248 million, respectively. The Loans bear interest at a fixed rate of 9.783%. The Loans are expected to be repaid over a period of up to twenty years.

         The Company makes periodic cash contributions ("ESOP Contributions") to the Unallocated ESOP (as hereinafter defined) portion of the Trust (as hereinafter defined). The ESOP Contributions, together with the earnings received on the investments included in the Unallocated ESOP and dividend income from the Unallocated ESOP and Allocated ESOP are used to pay principal and interest on the Loans. The dividend income from the Allocated ESOP used is replaced with released shares. As debt service payments on the Loans are made, the Company releases shares of common stock from the pledge securing the Loans and such shares are available for allocation to Participants' accounts as Employer Contributions. All released shares must be allocated to Participants' accounts at year-end. No allocated shares serve as collateral for the Loans.

         In addition to the ESOP Contributions, the Company may elect to make Employer Contributions to the Allocated ESOP (as hereinafter defined) in the form of cash which may be used to purchase shares of the Company's common stock in the open market. Dividend income received on shares of the Company's common stock that were purchased in the open market and placed in the Allocated ESOP is not available for debt service payments.

         That portion of the ESOP which has been allocated to Participants ("Allocated ESOP") as Employer Contributions and that portion of the ESOP which has not been allocated to Participants ("Unallocated ESOP") are presented separately in the accompanying financial statements.

         FUNDING

         Participants may make contributions to the Plan through (i) payroll deductions on a pre-tax ("Pre-tax Contributions") or an after-tax ("After-tax Contributions") basis, (ii) a combination of After-tax and Pre-tax Contributions or (iii) a rollover of pre-tax contributions from another qualified plan.

         Contributions to the Plan are made by Participants and by the Company and each subsidiary of the Company that has adopted the Plan. Each Participant may contribute to the Plan annually an amount equal to any whole percentage up to and including 6% of his total eligible compensation. This amount, referred to as the Participant's "Basic Contributions", could be made up of Pre-tax and/or After-tax Contributions provided that the total amount contributed does not exceed 6% of the Participant's compensation. Employer Contributions are in an amount equal to 70% of Participant's Basic Contributions.

         Each Participant may make excess contributions annually to the Plan in an amount equal to any whole percentage up to and including 10% of his total eligible compensation. This amount, referred to as the Participant's "Excess Contributions", may be made up of Pre-tax and After-tax Contributions, provided that the total amount contributed does not exceed 10% of the Participant's compensation. The Company does not match Excess Contributions.

         Pre-tax Contributions made to the Plan decrease a Participant's income for federal income tax purposes by the amount of such Participant's Pre-tax Contributions. Pre-tax Contributions are, however, subject to Federal Insurance Contributions Act withholding tax.

         The maximum amount that a participant may elect to defer as a Pre-tax Contribution for any taxable year under all cash or deferred arrangements (such as the Plan) in which the participant participates was limited to $9,500 in 1997. The limit for 1998 was $10,000. Such amount may be adjusted thereafter for inflation. If the total amount of Pre-tax Contributions exceeds the maximum limit during any calendar year, such excess will be included in the participant's gross income for the year to which the deferrals relate, and will be returned to the Participant, plus any income or minus any loss allocable thereto, by April 15 of the following year.

         PARTICIPATION

         Any eligible employee may participate in the Plan as soon as is practicable after employment commences. Ineligible employees include persons not regularly and principally employed by the Company or a participating subsidiary, building trades workers under a construction industry collective bargaining agreement providing specifically for retirement benefit payments thereunder for such building trades workers, leased employees, independent contractors and employees on the payroll of Reliant Energy Resources Corp. or any of its divisions or subsidiaries. Former Participants who are reemployed by the Company may recommence participation in the Plan as soon as practicable after reemployment. Their vesting service will be reinstated, and any portion of their interest in the Employer Contributions that was forfeited will be reinstated in accordance with the terms of the Plan.

         DISTRIBUTIONS AND FORFEITURES

         A terminated Participant or the beneficiary of a deceased Participant is entitled to a distribution of the value of the Participant's entire account in case of death, disability, or retirement (as hereinafter defined). Retirement is termination of service at the later of (i) Participant's attainment of age 65 or (ii) the fifth anniversary of the Participant's commencement of participation in the Plan. In case of termination of service for other reasons, a Participant is entitled to a distribution of the entire value of his contribution account plus the vested portion of his Employer Contribution account. Vesting is determined by vesting service years in accordance with the following schedule:

                  Vesting Service                          Vested
                       Years*                            Percentage
                  ---------------                        ----------
                  Less than two.....................         0%
                  Two but less than three...........        20%
                  Three but less than four..........        40%
                  Four but less than five...........        60%
                  Five but less than six............        80%
                  Six or more.......................       100%

                  *Generally, a vesting service year is each Plan year during which an employee completed at least 1,000 hours of service.

         Any portion of the value of Employer Contributions not vested will be forfeited. The amount forfeited by a Participant is applied to reduce the respective Company's subsequent contribution to the Plan. Employee forfeitures for the years ended December 31, 1998 and 1997 were not significant to the Plan.

         A terminated Participant receives a lump sum final distribution from the Plan upon written request any time after such termination. If no request is received, an automatic distribution will be made to the terminated Participant and mailed to his last known address within 60 days after the end of the Plan year in which he reaches age 65. Immediate lump sum distributions are made, however, for accounts which do not exceed $5,000.

         PARTICIPANT WITHDRAWALS AND LOANS

         A Participant may make in-service withdrawals from amounts attributable to his After-tax Contributions. A Participant with less than five years of service who withdraws Basic After-tax Contributions will be suspended from Plan participation for six months.

         A Participant may borrow against amounts attributable to his Pre-tax Contributions. The maximum amount that a Participant may borrow from his Pre-tax Contribution account is the lesser of (i) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made over the outstanding balance of loans from the Plan on the date on which such loan is made, (ii) 50% of the value of the Participant's vested account balance under the Plan or
         (iii) 100% of the value of the Participant's Pre-tax Contribution account.

         The loans are to be secured by the pledge of a portion of the Participant's right, title and value of the Participant's vested account balance under the Plan as determined immediately after the loan is made. Loans may be repaid over a period of up to five years, except loans made before January 1, 1994 must be repaid over a period of up to four years. No loan will be made for a sum of less than $500. Interest rates are fixed at the prime rate prevailing at the loan's inception plus one percent.

         Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund.

         DIVERSIFICATION OF INVESTMENTS

         A Participant who is 55 years of age or older as of any December 31 and who has service in the Plan for at least ten years is qualified to diversify ("Qualified Participant"), in any subsequent calendar year, the investments in his ESOP account and his Employer Contribution account by transferring up to 25% of the sum of the balances of those accounts (less any amount previously transferred) to any of the other Funds. After five years as a Qualified Participant, the maximum percentage increases to 50% (less any amount previously transferred). A Qualified Participant must make this election in the first 90 days of any calendar year following qualification to diversify. The transfer will be effective on the last business day in March. Second or subsequent elections will cause transfers only to the extent the permissible election exceeds amounts previously transferred.

         TERMINATION OF THE PLAN

         Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA and must give written notice to the Trustee. In the event of termination of the Plan, the assets held by the Trustee under the Plan will be valued and each Participant will become fully vested in his account.

3.       FEDERAL INCOME TAXES

         The Internal Revenue Service (IRS) determined and informed the Company by letter dated December 3, 1994 that the Plan, as amended and restated effective January 1, 1994 ("Prior Plan"), was qualified and the trust fund (Trust) established under the Prior Plan was tax-exempt under the appropriate sections of the Internal Revenue Code of 1986, as amended
         (Code). Although the Plan was amended and restated subsequent to that date, the Committee and the Company's counsel believe that the Plan was designed and operated in compliance with the requirements of the Code. As a result, the Participant's Pre-tax Contributions, up to a specified maximum amount each calendar year, and the Employer Contributions to the Trust on behalf of a Participant are not currently taxable to a Participant when made, and income from any source accruing to a Participant's account is not taxable when realized by the Trust. The After-tax Contributions made by a Participant will not be deductible by the Participant. The continued status of the Trust as a tax-exempt trust and the Plan as a qualified plan are contingent upon the continuing operation of the Trust and the Plan in accordance with applicable provisions of the Code.

4.       RELATED PARTY TRANSACTIONS

         During 1998 and 1997, the Plan purchased and sold shares of the Company's Common Stock and units of short-term investment funds managed by the Trustee as temporary investments (party-in-interest transactions) as shown below:

                                                                                      1998                  1997
                                                                                      ----                  ----
           PURCHASES       Company's Common Stock                                $   26,984,642       $   25,325,767
                           Short-term Funds                                         277,166,783          216,664,199

           SALES           Company's Common Stock                                $   16,622,986       $   37,473,072
                           Short-term Funds                                         266,219,707          226,647,363

         As of December 31, 1998, an aggregate of 29,962,679 shares of the Company's common stock was held by the Plan, including shares held in the Unallocated ESOP. As of December 31, 1997, an aggregate of 29,794,894 shares of the Company's common stock was held by the Plan, including shares held in the Unallocated ESOP. These shares represented 10.10% and 10.09%, respectively, of the Company's common stock outstanding at December 31, 1998 and December 31, 1997.

         See Note 5 regarding transfer of plan assets to a South Texas Project Nuclear Operating Company Savings Plan.

5. TRANSFER OF PLAN ASSETS TO THE SOUTH TEXAS PROJECT NUCLEAR OPERATING COMPANY SAVINGS PLAN

         In 1997, the Company and the other three owners of the South Texas Project Electric Generating Station ("South Texas Project") completed the transfer of the Company's responsibilities for operation of the South Texas Project to a Texas non-profit corporation formed by the owners and known as the STP Nuclear Operating Company ("STPNOC"). STPNOC was formed exclusively for the purpose of operating the South Texas Project, and certain of the Company's officers and employees who had been responsible for day-to-day operation and management of the South Texas Project were transferred to STPNOC effective in October, 1997. STPNOC created its own savings plan to which Plan assets, in the amount of $113,850,779, were transferred in October, 1997 which represented the account balances of Participants who became employees of STPNOC.

 6.       SUBSEQUENT EVENT

         Effective January 1, 1999, the employer matching contribution increased from 70% to 75% of Participant's Basic Contributions. In addition, the employer may contribute up to an additional 50 cents for every $1 of the Participant's Basic Contribution. The Company may make this contribution during the first quarter of each year based on the Company's performance for the previous year.

         The Plan's new vesting schedule effective January 1, 1999 is as follows:

                       Vesting Service                               Vested
                            Years                                  Percentage
                     ---------------------                         ----------
                     Less than two..........................             0%
                     Two but less than three................            25%
                     Three but less than four...............            50%
                     Four but less than five................            75%
                     Five and more..........................           100%

         Effective April 1, 1999, the NorAm Corp. Employee Savings and Investment Plan and the Minnegasco Division Employees' Retirement Savings Plan (the "Merged Plans") were merged into the Plan. Net assets available for benefits of approximately $462 million were transferred into the Plan on April 1, 1999. Management believes that the merger was a tax exempt transaction under the applicable provisions of the Internal Revenue Code.

         Effective April 1, 1999, the Plan offered a new fund, S&P 500 Index Fund. This fund seeks to track investment performance of the Standard & Poor's 500 Composite Index. The mutual fund invests in stock of large U.S. companies following a simple, cost-effective, index-matching strategy.

         Beginning April 1, 1999, the Plan was renamed as the Reliant Energy, Incorporated Savings Plan.

Item 27a -- Schedule of assets Held for Investment Purposes
EIN 74-0694415; PN: 015

                   HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                       SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                        ASSETS HELD FOR INVESTMENT PURPOSES
                                 DECEMBER 31, 1998

                                                                                                                 CURRENT
                DESCRIPTION OF ASSET                                             SHARES          COST             VALUE
--------------------------------------------------------------                 ----------    -------------    --------------
COMPANY COMMON STOCK FUND
    *Company Common Stock                                                      13,117,003    $ 230,311,443    $  421,383,721
    *Northern Trust Collective
    Short-Term Investment Fund                                                  4,287,875        4,287,875         4,287,875
                                                                                             -------------    --------------

    TOTAL COMPANY COMMON STOCK FUND INVESTMENTS                                                234,599,318       425,671,596
                                                                                             -------------    --------------

ALLOCATED ESOP
    *Company Common Stock                                                       5,167,330       97,531,188       166,000,476
    *Northern Trust Collective
    Short-Term Investment Fund                                                  3,078,722        3,078,722         3,078,722
                                                                                             -------------    --------------

    TOTAL ALLOCATED ESOP INVESTMENTS                                                           100,609,910       169,079,198
                                                                                             -------------    --------------

CAPITAL APPRECIATION EQUITY FUND
    Mutual Funds
      Acorn Fund - Inc. Cap. Open End Fd.                                       1,722,256       24,554,317        29,020,020
      Harbor Capital Fund - Cap. Appreciation U.S. Equities                       823,961       29,242,364        31,289,147
      Janus Fund - Inc. Cap. Open End Fd.                                         995,216       27,785,934        33,489,019
                                                                                             -------------    --------------

    TOTAL CAPITAL APPRECIATION EQUITY FUND INVESTMENTS                                          81,582,615        93,798,186
                                                                                             -------------    --------------

GROWTH AND INCOME EQUITY FUND
    Mutual Funds
      Davis New York Venture Fund Class A                                       1,508,694       22,337,435        37,732,445
      Dodge & Cox Stock Fund                                                      302,823       27,313,979        27,478,090
      ICAP Fund - Inc. Equity Portfolio                                           838,688       30,894,401        32,398,510
                                                                                             -------------    --------------

    TOTAL GROWTH & INCOME EQUITY FUND INVESTMENTS                                               80,545,815        97,609,045
                                                                                             -------------    --------------

INTERNATIONAL EQUITY FUND
    Mutual Funds
      American Funds EuroPacific Growth Fund                                      355,576        8,685,688        10,098,357
      GAM Fund - International Fund                                               257,378        7,682,742         7,716,201
      Lazard International Equity Portfolio                                       655,540        8,734,466         9,983,880
                                                                                             -------------    --------------

    TOTAL INTERNATIONAL EQUITY FUND INVESTMENTS                                                 25,102,896        27,798,438
                                                                                             -------------    --------------

BALANCED FUND
    Mutual Funds
      Acorn Fund - Inc. Cap. Open End Fd.                                         347,695        5,311,094         5,858,663
      American Funds EuroPacific Growth Fund                                      110,543        2,693,358         3,139,420
      Davis New York Venture Fund Class A                                         279,177        5,157,276         6,982,224
      ICAP Fund - Inc. Equity Portfolio                                            93,361        3,600,000         3,606,535
    Vanguard Fixed Income Securities - Short-Term Corp. Portfolio               1,325,137       14,283,507        14,364,484
    *Northern Trust Collective
    Short-Term Investment Fund                                                  3,136,942        3,136,942         3,136,942
                                                                                             -------------    --------------

    TOTAL BALANCED FUND INVESTMENTS                                                             34,182,177        37,088,268
                                                                                             -------------    --------------


FIXED INCOME FUND
    Mutual Fund
    Vanguard Fixed Income Securities - Short-Term Corp. Portfolio                 935,291       10,128,290        10,138,557
                                                                                             -------------    --------------

    TOTAL FIXED INCOME FUND INVESTMENT                                                          10,128,290        10,138,557
                                                                                             -------------    --------------

MONEY MARKET FUND
    *Northern Trust Collective
    Short-Term Investment Fund                                                 33,088,908       33,088,908        33,088,908
                                                                                             -------------    --------------

    TOTAL MONEY MARKET FUND INVESTMENT                                                          33,088,908        33,088,908
                                                                                             -------------    --------------

TOTAL PARTICIPANT INVESTMENTS                                                                  599,839,929       894,272,196
                                                                                             -------------    --------------

UNALLOCATED ESOP
    *Company Common Stock                                                      11,678,346      217,282,448       375,166,865
    *Northern Trust Collective
    Short-Term Investment Fund                                                  5,745,942        5,745,942         5,745,942
                                                                                             -------------    --------------

    TOTAL UNALLOCATED ESOP INVESTMENTS                                                         223,028,390       380,912,807
                                                                                             -------------    --------------

TOTAL SAVINGS PLAN INVESTMENTS                                                               $ 822,868,319    $1,275,185,003
                                                                                             =============    ==============

PARTICIPANT LOANS, interest rate at prime plus 1%                                                             $   31,229,646
                                                                                                              ==============

*Party-in-interest

ITEM 27d - Schedule of Reportable Transactions
EIN 74-0694415; PN: 015


                         HOUSTON INDUSTRIES INCORPORATED
                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
               LINE 27(d)--SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998


----------------------------------------------------------------------------------------------------------------------------------
                                                                                                    CURRENT VALUE
                                                        PURCHASE       SELLING        COST OF       ON TRANSACTION      NET GAIN
                       DESCRIPTION                        PRICE         PRICE          ASSET            DATE           OR (LOSS)
----------------------------------------------------------------------------------------------------------------------------------

SINGLE TRANSACTIONS

None

SERIES OF TRANSACTIONS-SAME SECURITY

Capital Appreciation Equity Fund
                    Mutual Fund - Janus Fund -
                         Inc. Cap. Open End Fd.
                    133 Purchases                      $33,945,860                                  $33,945,860
                    127 Sales                                        $27,744,779    $26,706,895      27,744,779        $1,037,884

* Company Common Stock Fund
                    11 Purchases                        26,984,642                                   26,984,642
                    5 Sales                                           16,622,986     10,073,701      16,622,986         6,549,285

* The Northern Trust Collective
                    Short-Term Investment Fund
                    444 Purchases                      277,166,783                                  277,166,783
                    419 Sales                                        266,219,707    266,219,707     266,219,707


*Party-in-interest

                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN






                   By /s/ Lee W. Hogan
                     -----------------------------------------
                         (Lee W. Hogan, Chairman of the
                              Benefits Committee of
                          Reliant Energy, Incorporated,
                               Plan Administrator)

June 25, 1999

                               INDEX TO EXHIBITS



Exhibits                         Description
--------                         -----------
   23                   Independent Auditors' Consent
